U.S. Securities and Exchange Commission
Division of Investment Management

December 2, 2025

VIA E-MAIL

Noelle-Nadia A Filali
Assistant Secretary
noellenadia.filali@usbank.com

> **Re:** **ETF Series Solutions**
> Post-Effective Amendments on Form N-1A
> File Nos. 333-179562, 811-22668

Dear Ms. Filali:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 3, 2025 and October 23, 2025, ETF Series Solutions filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

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[1] Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

[2] Rule 18f-4(a) (defining the term "Designated reference portfolio").

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

* * *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

Appendix A

33 Act	Accession	Complex	Registrant	Filing Date	Series Names
333-179562	0000894189-25-010699	Defiance	ETF Series Solutions	10/3/2025	Defiance Daily Target 3X Short MAGS ETF Defiance Daily Target 3X Short BABA ETF Defiance Daily Target 3X Short AMD ETF Defiance Daily Target 3X Short SMCI ETF Defiance Daily Target 3X Short AAPL ETF Defiance Daily Target 3X Short GOOG ETF Defiance Daily Target 3X Short AMZN ETF Defiance Daily Target 3X Short MSFT ETF Defiance Daily Target 3X Short AVGO ETF Defiance Daily Target 3X Short TSM ETF Defiance Daily Target 3X Short HOOD ETF Defiance Daily Target 3X Short GDX ETF Defiance Daily Target 3X Short MSTR ETF Defiance Daily Target 3X Short COIN ETF Defiance Daily Target 3X Short PLTR ETF Defiance Daily Target 3X Short TSLA ETF Defiance Daily Target 3X Short NVDA ETF Defiance Daily Target 3X Long GRNY ETF Defiance Daily Target 3X Long MAGS ETF Defiance Daily Target 3X Long GDX ETF Defiance Daily Target 3X Long GLD ETF Defiance Daily Target 3X Long SOLZ ETF Defiance Daily Target 3X Short GLD ETF Defiance Daily Target 3X Long BTC ETF Defiance Daily Target 3X Long ETH ETF Defiance Daily Target 3X Long BMNR ETF Defiance Daily Target 3X Long HIMS ETF Defiance Daily Target 3X Long CRCL ETF Defiance Daily Target 3X Long BABA ETF Defiance Daily Target 3X Long AMD ETF Defiance Daily Target 3X Long SMCI ETF Defiance Daily Target 3X Long AAPL ETF Defiance Daily Target 3X Long GOOG ETF Defiance Daily Target 3X Short SOLZ ETF Defiance Daily Target 3X Long AMZN ETF Defiance Daily Target 3X Long MSFT ETF Defiance Daily Target 3X Long AVGO ETF Defiance Daily Target 3X Long TSM ETF Defiance Daily Target 3X Long HOOD ETF Defiance Daily Target 3X Long MSTR ETF Defiance Daily Target 3X Long COIN ETF Defiance Daily Target 3X Long PLTR ETF Defiance Daily Target 3X Long TSLA ETF Defiance Daily Target 3X Long NVDA ETF Defiance Daily Target 3X Short ETH ETF Defiance Daily Target 3X Short BMNR ETF Defiance Daily Target 3X Short HIMS ETF Defiance Daily Target 3X Short CRCL ETF Defiance Daily Target 3X Short BTC ETF

333-179562	0000894189-25-011686	Defiance	ETF Series Solutions	10/23/2025	Defiance Daily Target 3X Long META ETF Defiance Daily Target 3X Long ASTS ETF Defiance Daily Target 3X Long ORCL ETF Defiance Daily Target 3X Long UNH ETF Defiance Daily Target 3X Long INTC ETF Defiance Daily Target 3X Long MARA ETF Defiance Daily Target 3X Long OKLO ETF Defiance Daily Target 3X Long QUBT ETF Defiance Daily Target 3X Long JOBY ETF Defiance Daily Target 3X Long OPEN ETF Defiance Daily Target 3X Long APLD ETF Defiance Daily Target 3X Long IONQ ETF Defiance Daily Target 3X Long QBTS ETF Defiance Daily Target 3X Long RGTI ETF Defiance Daily Target 3X Long RKLB ETF Defiance Daily Target 3X Long TEM ETF Defiance Daily Target 3X Long SOFI ETF Defiance Daily Target 3X Long GEMI ETF Defiance Daily Target 3X Long NBIS ETF Defiance Daily Target 3X Long BULL ETF